UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 6, 2008

DOLLAR TREE

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 6, 2008, Dollar Tree, Inc. issued a press release regarding its fiscal third quarter 2008 sales results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press Release dated November 6, 2008, issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: November 6, 2008

By: /s/ Kathleen Mallas
Kathleen Mallas
Vice President, Controller

EXHIBITS

Exhibit 99.1 – Press Release dated November 6, 2008, issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE THIRD QUARTER SALES INCREASE 11.6%
THIRD QUARTER COMPARABLE-STORE SALES INCREASE 6.2%

CHESAPEAKE, Va. – November 6, 2008 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's largest discount variety store chain selling everything for $1 or less, reported total sales for its fiscal third quarter of 2008 were $1.11 billion, an 11.6% increase compared to $997.8 million in last year's fiscal third quarter. Comparable-store sales for the quarter increased 6.2%.

"Sales were consistently strong throughout the quarter," President and CEO Bob Sasser said. "Dollar Tree continued to demonstrate its relevance to consumers with our expanded selection of basic products, great seasonal merchandise for back-to-school through Halloween and surprising values across all categories in our stores. Customers responded with increased traffic and larger average transaction size."

The Company will provide more detailed information about its third quarter 2008 operating results and guidance for the fourth quarter during its upcoming earnings conference call scheduled for Tuesday, November 25, 2008, 9:00 a.m. EST. The telephone number for the call is 866-316-1363. A recorded version of the call will be available until midnight Tuesday, December 2, and may be accessed by dialing 888-203-1112 and the pass code is 3289489. International callers may dial 719-457-0820 and the pass code is 3289489. A webcast of the call will be accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm.

Dollar Tree operated 3,572 stores in 48 states as of November 1, 2008, compared to 3,401 stores one year ago. During the third quarter of 2008, the Company opened 68 stores, closed 13 stores, and expanded or relocated 36 stores. The Company's retail selling square footage totaled approximately 30.1 million at November 1, 2008, an 6.7% increase compared to a year ago.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 1, 2008 and our Quarterly Report on Form 10-Q filed September 10, 2008. In light of these risks and uncertainties, the future events, developments or results described by our forward - looking statements in our documents could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:Dollar Tree, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com

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